UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
The Stallion Group
(Name of Subject Company [Issuer])
Delta Oil & Gas, Inc.
(Name of Filing Persons (Offeror))
Common Shares
(Title of Class of Securities)
24778R209
(CUSIP Number of Class of Securities)
Douglas N. Bolen
Chief Executive Officer
Delta Oil & Gas, Inc.
2600 144 4th Avenue S.W.
Calgary, Alberta, Canada T2P3N4
(866) 355-3644
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Chad J. Weiner
Quarles & Brady LLP
411 E. Wisconsin Avenue, Suite 2040
Milwaukee, Wisconsin 53202-4497
(414) 277-5409

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$732,594	$29.08 *

(1) The transaction valuation is calculated solely for purposes of determining the filing fee. The transaction valuation and the amount of filing fee have been calculated pursuant to the instructions in Schedule TO in accordance with the Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation is calculated based on the product of $0.03, the average of the high and low sales price of common stock of Delta Oil & Gas, Inc. (“Delta”), for which the common shares of The Stallion Group (“Stallion”) will be exchanged, as quoted on the Over-The-Counter Bulletin Board on February 2, 2009, multiplied by 24,419,812, the maximum total number of shares of Delta that could be issued in the offer described herein based upon the total number of common shares of  Stallion outstanding or underlying outstanding options or warrants to purchase Stallion common shares as of January 30, 2009, at an exchange ratio of 0.333333 shares of Delta for each common share of Stallion.

(2) Pursuant to Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, $13.35 of the fee required to be paid in connection with this filing is being offset by the fee paid in connection with the registration statement on Form S-4 (Registration No. 333-153880) filed by Delta on October 7, 2008.

* Previously paid.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13.35	Filing Party: Delta
Form or Registration No.: Form S-4	Date Filed: October 7, 2008

Amount Previously Paid: $15.73	Filing Party: Delta
Form or Registration No.: Schedule TO	Date Filed: February 9, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑third party tender offer subject to Rule 14d-1.	☐going-private transaction subject to Rule 13e-3.
☐issuer tender offer subject to Rule 13e-4.	☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement originally filed with the Securities and Exchange Commission on February 9, 2009 (as amended, the “Schedule TO”) by Delta Oil & Gas, Inc., a Colorado corporation (“Delta” or the “Offeror”).  The Schedule TO relates to the offer by the Delta (the “Offer”) to purchase all of the outstanding common shares of The Stallion Group (“Stallion”) in exchange for 0.333333 shares of Delta and $0.0008 for each outstanding common share of Stallion upon the terms and subject to the conditions set forth in the prospectus filed pursuant to Rule 424(b)(3) by the Offeror on February 9, 2009 (File No. 333-153880) (the “Prospectus”), and in the related Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, copies of which are incorporated by reference herein or filed hereto as Exhibits (a)(4), (a)(1)(i), and (a)(1)(ii), respectively.

Items 1 through 9 and Item 11.

All information contained in the Prospectus and the revised Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:

On March 16, 2009, Delta issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., Eastern time on Wednesday March 25, 2009. The Offer previously was scheduled to expire at 5:00 p.m., Eastern time, on Tuesday, March 17, 2009.  Approximately 5,991,239 shares of Stallion Common Stock had been tendered and not withdrawn as of the close of business on March 13, 2009.  These shares of Stallion Common Stock tendered in the offer may be withdrawn by or on behalf of the depositing shareholder at any time during the period that the tender offer remains open, subject to following the applicable procedures set forth in the Prospectus.

On March 16, 2009, Delta also announced a reduction in the minimum tender condition.  The tender offer is now conditioned upon, among other things, that there shall have been properly deposited and not withdrawn that number of Stallion common shares that constitutes at least 50% of the Stallion common shares issued and outstanding on a fully-diluted basis on the date the shares are accepted for purchase, a reduction from the previous condition that at least 80% of the Stallion common shares issued and outstanding on a fully-diluted basis be validly tendered and not validly withdrawn in the tender offer prior to the expiration date.

All other terms and conditions of the tender offer remain in full force and effect.

Item 12.    Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(iv)	Text of press release issued by Delta, dated March 16, 2009.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2009

Delta Oil & Gas, Inc.
By:	/s/ Douglas N. Bolen
	Name:	Douglas N. Bolen
	Title:	Chief Executive Officer and Director

 Index to Exhibits:

Exhibit
Number	Description
(a)(1)(i)	Letter of Acceptance and Transmittal (including guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) *
(a)(1)(ii)	Notice of Guaranteed Delivery *
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *
(a)(1)(iv)	Letter to Clients *
(a)(2)	None
(a)(3)	None
(a)(4)	Prospectus dated February 9, 2009 (incorporated herein by reference to the Prospectus)
(a)(5)(i)	Press Release of Delta dated October 7, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 7, 2008)
(a)(5)(ii)	Press Release of Delta dated October 14, 2008 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on October 14, 2008)
(a)(5)(iii)	Press Release of Delta dated February 9, 2009 (incorporated herein by reference to the filing with the Securities and Exchange Commission made by Delta pursuant to Rule 425 on February 9, 2009)
(a)(5)(iv)	Press Release of Delta dated March 16, 2009 **
(b)	None
(c)	None
(d)	None
(e)	None
(f)	None
(g)	None
(h)(i)
Tax opinion of Quarles & Brady LLP (incorporated by reference to Exhibit 8.1 of the Offeror’s Registration Statement on Form S-4, Registration No. 333-153880, filed with the Securities and Exchange Commission on December 16, 2008)

*           Previously filed.
**           Filed herewith.